Mail Stop 4561

April 3, 2009

Mr. Greggory Kalvin
Acting Chief Financial Officer, Vice President, Corporate Controller
DineEquity, Inc.
450 North Brand Boulevard
Glendale, CA 91203-1903

> **Re: DineEquity, Inc.**
> **Form 10-Q for the Quarterly Period Ended September 30, 2008**
> **Filed October 31, 2008**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 26, 2009**
> **File No. 001-15283**

Dear Mr. Kalvin:

        We have reviewed your response letter dated February 18, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 30, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008

Part I

Item 3. Legal Proceedings, page 30

1.   In responding to the requirements of Item 103 of Regulation S-K, you refer vaguely to "matters described in previous filings." We note similar disclosure in Note 15 to the financial statements. Please tell us whether there were any material pending legal proceedings, other than ordinary routine litigation, involving you, any of your subsidiaries or any of your property. In addition, tell us whether any proceeding was terminated during the fourth quarter of fiscal

2008. To the extent there were any material pending legal proceedings, they should be described in the Form 10-K. If your intention was to incorporate by reference disclosure from previous filings, you may only do so in accordance with General Instruction G to Form 10-K.

Part II

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of the fiscal years ended December 31, 2008 and 2007, page 43

2.   In consideration of your quarterly financial data presented on page 128, we note that your 4th quarter 2008 revenue is 20% less than that in the 1st quarter. We note your disclosures on page 44, that guest traffic at IHOP declined in the fourth fiscal quarter of 2008 due to a combination of several severe hurricanes and the mounting economic crisis. Your current disclosures are not clear as to how this decrease in revenue impacted each of your reportable segments. In addition, tell us and explain in future filings how several severe hurricanes resulted in a decline in the fourth fiscal quarter of 2008. Specifically, it is unclear why this would not impact Applebee's restaurants as well. Also, it is unclear why this would be a significant factor in light of your disclosures on page 4, that Applebee's restaurants are in 49 states, 16 countries outside of the United States, and one U.S. territory and on page 9, IHOP restaurants are located in 49 states in the United States, the District of Columbia, and internationally in Canada and Mexico. We further note your disclosures on page 2 of Exhibit 99.1 filed with the Form 8-K filed on March 2, 2009, that IHOP system-wide same-store sales decreased 1.0% for the fourth quarter 2008 compared to the same quarter last year and Applebee's system-wide domestic same-store sales decreased 4.6% for the fourth quarter 2008 compared to the same quarter last year. Tell us your considerations of paragraph 31 of APB 28.

Liquidity and Capital Resources of the Company, page 57

3.   You disclose on page 44, that one of the reasons for the increase in IHOP franchise expenses was due to an increase in the amount of financial relief granted to IHOP franchises. Please explain the nature of this financial relief and if you expect to continue to grant this financial relief in the future. Tell us your considerations of providing a discussion in your liquidity and capital resources to discuss this matter. Refer to Section IV of SEC Release 33-8350.

Debt Covenant Compliance, page 59

4.   We note that you state that you believe that you will remain in compliance for at *least* 12 months. Since your actual ratios are "close" to your various covenant ratios, you should provide an analysis of events that might occur that would cause you to not comply with those ratios. For example, consider including a discussion of the "margin" between the actual ratios and covenant ratios. That is, consider disclosing the amount of reduction of operating results that would cause the company to fail its covenant ratios. If it is reasonably likely that you will fail to be in compliance in 13 months or more, you should disclose the trends that could result in this outcome and the implications these events will have upon your liquidity. Further, you should disclose the ramifications if you are unable to refinance in the future on commercially reasonable terms or at all.

Cash Flows, page 60

5.   We note that your discussion of cash flows from operating activities states the increase was due primarily to the inclusion of Applebee's operating activities for a full year in 2008. This does not appear to contribute substantively to an understanding of your cash flows. Rather, it repeats items that are readily determinable from the financial statements. For example, your current disclosures do not discuss the impact of your impairment charges in 2008. That is, consider whether the cause of the impairment charges was attributable to a reduction in cash flows. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Please tell us how you considered the guidance in Section IV.B.1 of SEC Release 33-8350.

Item 8. Financial Statements and Supplementary Data

Notes to the Consolidated Financial Statements

3. Business Acquisition, page 89

6.   We have reviewed your response to our prior comment number 3. In light of your significant revision of property and equipment from the preliminary purchase price valuation, please explain how you determined the assumptions used in your preliminary allocation were the most appropriate.   Explain when the final valuations were completed and confirm that the valuations were prepared using data as of the acquisition date. Further, indicate why you believe using the per-restaurant averages to the entire portfolio represented the best estimate at the time of acquisition as oppose to estimating fair value on a store-by-store basis.

7.   Tell us why you believe that your goodwill allocation methodology is reasonable and supportable. See paragraphs 34 of SFAS 142. Further, explain why allocating the residual amount to the franchise unit that was acquired represents the appropriate amount to assign that unit. Your response should address how the residual amount determination is consistent with the "purchase price for that business". See paragraph 35 of SFAS 142.

7. Impairments and Closure Charges, page 96

8.   We note as a result of your annual impairment test, you concluded that the goodwill allocated to the Applebee's company unit was fully impaired and an impairment charge of $113.5 million was recorded. We also note that you recorded an impairment charge of $44.1 million related to the Applebee's tradename. However, you determined the fair value of the Applebee's franchise unit was in excess of its carrying value and no impairment of goodwill was warranted. You disclose on page 2 of Exhibit 99.1 filed with the Form 8-K filed on March 2, 2009 that "same-store sales for Applebee's domestic franchise restaurants decreased 4.7% for the fourth quarter 2008 compared to the same quarter last year and decreased 2.4% for fiscal 2008. Same-store sales for Applebee's company-operated restaurants decreased 4.2% for the fourth quarter 2008 compared to the same quarter last year and decreased 1.3% for fiscal 2008." In light of this disclosure, explain why the goodwill related to the Applebee's company unit is fully impaired, but goodwill related to the Applebee's franchise unit has no impairment. Please explain the current economic factors that would affect your company-operated restaurants, but not your franchise restaurants. In addition, explain to us the factors and assumptions used in your annual tests that were different between these two reporting units used to assess the fair value.

9.   We note your statement under your evaluation as of June 30, 2008, "(iv) the Company's net book value was in excess of its market capitalization throughout the period up to and including the date of filing its Form 10-Q for the Quarterly Period ended June 30, 2008." We also note your statement in your discussion of indicators of potential impairment for the third quarter of 2008, "(iv) the Company's net book value was in excess of its market capitalization throughout the third quarter ended September 30, 2008, and while the market capitalization did decline below the Company's net book value subsequent to September 30, 2008, by the October 31, 2008 date of filing its Form 10-Q for the Quarterly Period ended September 30, 2008, the Company's net book value was in excess of its market capitalization." These statements do not seem to be correct as it appears that the reverse it true. That is, the market capitalization is in excess of the net book value. Please clarify if these statements are correct. Similar disclosures are contained on page 47.

10.   We note your discussion of indicators of potential impairment and your
        conclusions why these items were not indicators. Explain the reasons why you did
        recognize impairment for the company units as of October 31, 2008. Explain why
        these reasons are not the same factors that you have outlined in your disclosure of
        potential indicators. Further, ensure that your disclosures comply with paragraph
        47(a) of SFAS 142.

16. Preferred Stock and Stockholders' Equity

Preferred Stock, page 114

11.   Tell us and disclose the terms of Series A Perpetual Preferred Stock that cause
        these shares to be classified as temporary equity. See paragraph SFAS 129.

Item 9A. Controls and Procedures, page 130

Evaluation of Disclosure Controls and Procedures, page 130

12.   You state that disclosure controls and procedures, no matter how well conceived
        and operated, can provide only reasonable assurance that the objectives of the
        disclosure controls and procedures are met. You also state that based upon your
        assessment at the end of the period that your Chief Executive Officer and
        Principal Financial Officer have concluded that "[y]our disclosure controls and
        procedures were effective." Please confirm, if true, that your disclosure controls
        and procedures were effective at the reasonable assurance level and provide us
        with a representation that you will include similar disclosure, as applicable, in
        future filings. Please refer to Section II.F.4 of SEC Release No. 34-47986,
        Management's Reports on Internal Control Over Financial Reporting and
        Certification of Disclosure in Exchange Act Periodic Reports.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing(s), you may wish to provide us with marked copies of any amendment to expedite
our review. Please furnish a cover letter that keys your response to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your response to our comments.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Maryse Mills-Apenteng, Staff Attorney, at (202) 551-3457 or Barbara Jacobs, Assistant Director, at (202) 551-3730. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief